UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

04040337

March 5, 2004

Keith F. Higgins
Ropes & Gray LLP
One Metro Center
700 12th Street, N.W.
Suite 900
Washington DC 20005-3948

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/5/2004

Re: The Gillette Company
Incoming letter dated February 23, 2004

Dear Mr. Higgins:

This is in response to your letter dated February 23, 2004 concerning the shareholder proposal submitted to Gillette by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Edward J. Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue, N.W.
Washington, DC 20001

4/499

ROPES & GRAY

ROPES & GRAY LLP
ONE METRO CENTER 700 12TH STREET, NW SUITE 900 WASHINGTON, DC 20005-3948 202-508-4600 F 202-508-4650
BOSTON NEW YORK SAN FRANCISCO WASHINGTON, DC

February 23, 2004

Keith F. Higgins
(617) 951-7386
khiggins@ropesgray.com

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted to
The Gillette Company Pursuant to Rules 14a-8(e)(2) and 14a-8(i)(3)

Ladies and Gentlemen:

The Gillette Company (the "Company") has received a shareholder proposal (the "Proposal") from the United Brotherhood of Carpenters Pension Fund (the "Proponent") for inclusion in Gillette's proxy materials for its year 2004 annual shareholders meeting ("2004 Proxy Statement"). A copy of the Proposal is included with this letter as Exhibit A. The Proposal requests the adoption of a policy stating that the public accounting firm retained by the Company to audit the Company's financial statements will perform only "audit" and "audit-related" work for the Company, and not perform services generating "tax-fees" and "all other fees" as categorized by the U.S. Securities Exchange Commission (the "Commission").

GROUNDS FOR OMISSION

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2004 Proxy Statement because: (1) the Proposal was not submitted on a timely basis pursuant to Rule 14a-8(e)(2), and (2) the Proposal's supporting statement contains false and misleading statements pursuant to Rule 14a-8(i)(3).

1. The Proposal May be Omitted Under Rule 14a-8(e)(2) Because the Proponent Submitted the Proposal in an Untimely Manner

Rule 14a-8(e)(2) provides, in relevant part, that "[a] proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." A failure to meet a properly determined deadline for the submission of shareholder proposals is not curable. The proxy statement for the Company's 2003 annual shareholders meeting (the "2003 Proxy Statement") states that mailing to stockholders began on April 4, 2003. Accordingly, the 120-day deadline for receipt of shareholder proposals for inclusion in the 2004 Proxy Materials was December 8, 2003. The Proposal was submitted to the Company on February 13, 2004, well after the 120-day deadline of December 8, 2003.

The Company inadvertently omitted from the 2003 Proxy Statement information on the deadline for shareholders to submit proposals for inclusion in the 2004 Proxy Statement. In October 2003, long after the mailing of the proxy statement, when another proponent brought this omission to the Company's attention, the Company promptly took action to publicize the deadline to its shareholders. It immediately posted the deadline for submitting shareholder proposals prominently on the investor section of its website under the caption "Submission of Shareholder Proposals for the 2004 Proxy Statement and Annual Meeting." That posting remains on its website. In addition, the Company included the following section in Item 5 of its Form 10-Q filed November 4, 2003, the next quarterly report filed after the Company learned of the omission:

> "<u>Shareholder Proposals</u>
>
> The Company's 2004 Annual Meeting of Shareholders is scheduled to be held on May 20, 2004. The deadline for submitting shareholder proposals for inclusion in the Company's proxy statement and form of proxy for that meeting is December 8, 2003."

By publishing the information prominently on its website and including the information in its Form 10-Q, the Company promptly made the information readily available to its shareholders.

Rule 14a-8 is silent as to what action a company should take if it inadvertently omits the deadline from the proxy statement. However, the other provisions of the Rule suggest that shareholders should monitor a company's Exchange Act filings to make sure that the date hasn't changed. For example, Rule 14a-8(e)(2) states that if a company has changed the date of its meeting for the current year more than 30 days from the prior year's meeting, shareholders can "usually find the deadline in one of the company's quarterly reports on Form 10-Q." Proponents are clearly on notice to check Form 10-Q's to ascertain changes in the filing date for submission of shareholder proposals. Accordingly, the Company believes that Form 10-Q is an appropriate mechanism for notifying shareholders of the omitted information.

The 2003 Proxy Statement did include the deadline provided in the Company's bylaws for shareholders to notify the Company of an intention to present an item of business at the annual meeting. However, that deadline is distinct from the deadline under the proxy rules to submit proposals for inclusion in the proxy statement. The by-law deadline for presenting proposals at the Annual Meeting is 90 days prior to the anniversary date of the prior year's meeting, which for this year was February 14, 2003. This date is self-evidently different from the proposal submission date of 120 days before the date of a company's proxy statement release to shareholders in connection with the previous year's annual meeting, which in Gillette's case was April 4, a date readily available to stockholders on Edgar and the Company's website. The inadvertent omission of one deadline does not allow a shareholder to rely erroneously on another, entirely distinct deadline, particularly given the steps taken by the Company to publicize the deadline for submission of proposals for the 2004 Proxy Statement to its shareholders.

2. **The Proposal May be Omitted Under Rule 14a-8(i)(3) Because the Supporting Statement Accompanying the Proposal Contains False and Misleading Statements.**

Rule 14a-8(i)(3) provides that a shareholder proposal may be excluded "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Gillette believes that the Proposal is false and misleading in violation of Rule 14a-9 because the supporting statement in false and misleading.

In its supporting statement, the Proponent asserts that:

> "[f]ee disclosures indicate that our Company paid the firm retained to audit the Company's financial statements more for non-audit services than for the audit-related work. Specifically, our Company paid more in combined fees for "audit-related," "tax" and "all other work" performed by the audit firm than it did for the "audit" work performed by the firm. We believe this imbalance is unhealthy and a potential threat to auditor independence at our Company. Further, when this imbalance occurs we believe it is time for the Board's Audit Committee to adopt a policy that addresses the issue." (emphasis added)

This statement is the basis of the Proponent's argument in favor of the Proposal, but it is false and misleading. First, this supporting statement compares the aggregate fees paid for "audit-related," "tax" and "all other work" to "audit fees" when the proposal seeks only to preclude the auditors from providing services that constitute "tax" and "all other work" fees, not "audit-related" services. Second, as will be disclosed in the 2004 Proxy Statement, under either comparison, the Company's non-audit fees were less than its audit fees. The Company paid $5.58 million in "audit" fees in 2003. During that same period, the Company spent a combined total of $4.24 million on all of its "audit-related," "tax" and "all other work." Indeed, when the comparison is made of the relationship of "audit" and "audit-related" services to "tax" and "all other work," which is the basis proponent's request, the non-audit services fees are even lower: $5.88 million in "audit and "audited-related" fees compared to $3.94 million in "tax" and "all other work" fees. Accordingly, we believe the Proposal may be omitted pursuant to Rules 14a-8(i)(3) and 14a-9.

CONCLUSION

For the reasons set forth above, we hereby respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2004 Proxy Statement.

As required by Rule 14a-8(j), six copies of this letter and all exhibits are enclosed, and a copy is being provided to the Proponent at the address indicated in Gillette's records.

Please acknowledge receipt of this submission by stamping the enclosed receipt copy of this letter and returning it to the messenger, who has been instructed to wait.

Please call me at (617) 951-7386 or William J. Mostyn, III, Deputy General Counsel and Secretary of Gillette, at (617) 421-7882 with any questions regarding the foregoing submission.

Very truly yours,

Keith Higgins/SBB

Keith F. Higgins

cc: Grace Lee, Esq.
Office of Chief Counsel
Division of Corporation Finance
Edward J. Durkin,
Corporate Governance Advisor,
United Brotherhood of Carpenters

Enclosures

EXHIBIT A

Auditor Independence Proposal

Resolved, that the shareholders of The Gillette Corporation ("Company") request that the Board of Directors and its Audit Committee adopt a policy stating that the public accounting firm retained by our Company to audit the Company's financial statements will perform only "audit" and "audit-related" work for the Company and not perform services generating "tax fees" and "all other fees" as categorized under U.S. Securities and Exchange Commission ("SEC") regulations.

Supporting Statement: The issue of auditor independence has been a major concern for investors and the markets since the demise of Enron. In response to numerous incidences of accounting fraud that shook the foundations of the corporate financial auditing and reporting system, both Congress and the SEC have responded with important reforms. However, we believe that more needs to be done to limit the potential impairment of auditor independence.

The Sarbanes-Oxley Act ("Sarbanes-Oxley") was a strong effort to deal with various aspects of the auditor independence issue. Sarbanes-Oxley enhanced the role of board audit committees in retaining and monitoring audit firms, while limiting the types of non-audit services that audit firms are permitted to perform for audit clients. The SEC followed-up with enhanced reporting requirements (Release No. 33-8183, May 6, 2003) that provide investors better insight into the range of services beyond audit services for which an audit firm is being utilized. The following categories of service fees must be reported: (1) Audit Fees; (2) Audit-Related Fees; (3) Tax Fees, and (4) All Other Fees.

We believe important steps have been taken to protect auditor independence, but we also believe more needs to be done. The Congress and the SEC have acted. Now we think it is important that shareholders use the enhanced disclosure to protect the integrity of the financial reporting system.

Fee disclosures indicate that our Company paid the firm retained to audit the Company's financial statements more for non-audit services than for the audit work. Specifically, our Company paid more in combined fees for "audit-related," "tax" and "all other" work performed by the audit firm than it did for the "audit" work performed by the firm. We believe this imbalance is unhealthy and a potential threat to auditor independence at our Company. Further, when this imbalance occurs we believe it is time for the Board's Audit Committee to adopt a policy that addresses the issue.

Our resolution presents a straightforward and effective response: The Board and the Audit Committee should adopt a policy that limits the public accounting firm retained to audit the Company's financial statements to performing only "audit" and "audit-related" work. We believe that limiting the audit to providing only audit and audit-related services would be another positive step in protecting auditor independence.

We urge your support for this reasonable measure to advance auditor independence.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 5, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Gillette Company
Incoming letter dated February 23, 2004

The proposal relates to independent auditors.

We are unable to concur in your view that Gillette may exclude the proposal under rule 14a-8(e)(2). Accordingly, we do not believe that Gillette may omit the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

There appears to be some basis for your view that Gillette may exclude portions of the supporting statement under rule 14a-8(i)(3) as materially false or misleading under rule14a-9. In our view, the proponent must delete the paragraph that begins "Fee disclosures indicate . . ." and ends ". . . that addresses the issue." Accordingly, unless the proponent provides Gillette with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Gillette omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Keir Devon Gumbs
Special Counsel